Corporate & Income Strategy held its annual meeting of shareholders on April 23, 2012.

Common/Preferred shareholders voted                         Withheld
as indicated below:                    Affirmative          Authority

Election of Deborah A. DeCotis
Class II to serve until 2013           33,289,879           595,945

Re-election of Hans W. Kertess+
Class I to serve until 2015                 5,714               141

Re-election of William B. Ogden, IV
Class I to serve until 2015            33,345,970           539,854

Re-election of Alan Rappaport
Class I to serve until 2015            33,365,267           520,557

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher, James A. Jacobson+ and
John C. Maney++, continued to serve as Trustees of the Fund.

+ Preferred Shares Trustee
++ Interested Trustee